Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratios)	For the Fiscal Year Ended 2012	For the Fiscal Year Ended 2011	For the Fiscal Year Ended 2010	For the Fiscal Year Ended 2009	For the Fiscal Year Ended 2008
Earnings/(loss) from continuing operations before income taxes and noncontrolling interest	$18.6	$(5.4)	$(215.4)	$(180.6)	$(247.0)
Plus Fixed Charges:
Interest expense	185.1	166.0	161.6	183.2	204.3
Capital interest	0.6	0.1	1.4	—	—
Estimated interest within rental expense	4.7	5.5	6.0	6.3	6.6

Total Fixed Charges	190.4	171.6	169.0	189.5	210.9
Plus: amortization of capitalized interest	1.0	1.5	2.5	2.5	2.5
Less: Interest expense capitalized	0.6	0.1	1.4	—	—

Earnings	209.4	167.6	(45.3)	11.5	(33.6)

Ratio of earnings to fixed charges	1.1
Shortfall		(4.0)	(214.3)	(178.1)	(244.5)